

wolfson® microelectronics

RECEIVED
2010 JUN 21 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

17 June 2010



VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

SUPPL

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.



Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1 Information notified to the Regulatory Information Service between 17 May 2010 and 16 June 2010 (inclusive)

- Notifications of transactions of a director and connected persons
- Notification of result of Annual General Meeting 2010
- Notification in relation to voting rights and capital
- Notifications of major interest in shares
- Block listing Application

2. Documents filed with Registrar of Companies for Scotland

- Resolutions passed at Annual General Meeting held on 20th May 2010
- New Articles of Association, as adopted by shareholders at Annual General Meeting held on 20th May 2010
- Form CC04 – Statement of company's objects

3. Documents submitted to the Financial Services Authority

- Resolutions passed at Annual General Meeting held on 20th May 2010 (same document as filed with Registrar of Companies for Scotland - see above)

RECEIVED
2010 JUN 21 A 9:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	17:54 17-May-2010
Number	0804M17



RNS Number : 0804M
Wolfson Microelectronics PLC
17 May 2010

17 May 2010

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

NOTIFICATION OF TRANSACTIONS OF A DIRECTOR AND CONNECTED PERSONS

Wolfson has been notified of the following purchase of a beneficial interest in shares by Ross King Graham who is a non-executive director of the Company. Wolfson was notified of this share purchase today.

On 17 May 2010, Ross King Graham purchased 21,984 ordinary shares in the Company at 175.6414 pence per share.

Mr Graham's total beneficial holding in the shares in the Company is 149,329 ordinary shares of 0.1 pence each, representing 0.13% of the issued share capital of the Company.

Wolfson has also been notified of the following purchase of shares by a trust of which Ross King Graham is a trustee. Wolfson was notified of this share purchase on 17 May 2010.

On 17 May 2010 the Ross Graham Discretionary Trust (the "Trust"), of which Mr Graham is a trustee and his adult children are beneficiaries, purchased 14,655 ordinary shares in the Company at 175.6414 pence per share. Following this transaction, the Trust holds a total of 51,708 ordinary shares in the Company, representing 0.04% of the issued share capital of the Company. Mr Graham does not hold a beneficial interest in the shares held by the Trust.

This notification is given in accordance with the DTR3.1.4R (1) (a).

Enquiries:

Wolfson Microelectronics	
Jill Goldsmith, Company Secretary	0131 272 7000
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Result of AGM
Released	11:07 20-May-2010
Number	2689M11


wolfson
microelectronics

RNS Number : 2689M
Wolfson Microelectronics PLC
20 May 2010

20 May 2010

Wolfson Microelectronics plc

ANNUAL GENERAL MEETING 2010

Edinburgh, UK - 20 May 2010: Wolfson Microelectronics plc ("the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces that at the Annual General Meeting of the Company held earlier today, all of the resolutions were passed.

A copy of all of the resolutions passed at the AGM will be submitted to the United Kingdom Listing Authority for publication on its Document Viewing Facility. A copy of the resolutions passed at the AGM will shortly be available for inspection at the following address:

UK Listing Authority,
Document Viewing Facility,
The Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London,
E14 5HS.

A summary of the proxy votes lodged shall be available shortly on the Company's website (www.wolfsonmicro.com).

At this Annual General Meeting Mike Hickey, Chief Executive Officer, presented extracts from the 2009 Full Year Results Presentation which was published on 9 February 2010. No price sensitive information or information relating to current

trading was disclosed during the presentation. A copy of the presentation is available on the Company's website (www.wolfsonmicro.com).

For further information, please contact:

Wolfson Microelectronics
Jill Goldsmith, Company Secretary 0131 272 7000

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	16:33 21-May-2010
Number	3756M16


wolfson
microelectronics

RNS Number : 3756M
Wolfson Microelectronics PLC
21 May 2010

21 May 2010

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

NOTIFICATION OF TRANSACTIONS OF A DIRECTOR AND CONNECTED PERSONS

Wolfson has been notified of the following share transactions by Mike Hickey, Chief Executive Officer, and his wife. Wolfson was notified of these transactions on 21 May 2010.

On 21 May 2010, Mr Hickey purchased 12,500 ordinary shares, of 0.1 pence each in the Company and representing 0.01% of the issued share capital of the Company, at 169 pence per share.

On 21 May 2010, Mr Hickey's wife, Mrs Julie Hickey, purchased 6,500 ordinary shares in the Company and representing 0.006% of the issued share capital of the Company, at 169 pence per share.

Following these transactions, the total beneficial holding of Mr Hickey and his connected persons in the shares in the Company is 109,000 ordinary shares, representing 0.09% of the issued share capital of the Company (of which 57,500 ordinary shares are held by Mr Hickey and 51,500 ordinary shares are held by Mr Hickey's wife).

This notification is given in accordance with the DTR3.1.4R (1) (a).

Enquiries:

Wolfson Microelectronics	
Jill Goldsmith, Company Secretary	0131 272 7000
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	07:00 01-Jun-2010
Number	8039M07


wolfson
microelectronics

RNS Number : 8039M
Wolfson Microelectronics PLC
01 June 2010

Edinburgh, 1 June 2010

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,290,080 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,290,080.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	17:06 08-Jun-2010
Number	2802N17


wolfson
microelectronics

RNS Number : 2802N
Wolfson Microelectronics PLC
08 June 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	BlackRock UK Emerging Compaines Hedge Fund
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	4th June 2010
6. Date on which issuer notified:	8th June 2010
7. Threshold(s) that is/are crossed or reached:	Holding has gone above 3%

8. Notified details:							
A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0033563130	N/A	N/A	3,577,387	3,577,387	N/A	3.10%	N/A

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
3,577,387	3.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Threshold Reporting Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Block Listing Application
Released	07:00 09-Jun-2010
Number	2997N07



RNS Number : 2997N
Wolfson Microelectronics PLC
09 June 2010

Wolfson Microelectronics plc
Block listing Application

Edinburgh, 9 June 2010: Wolfson Microelectronics plc (LSE:WLF.L) ("the Company") announces that it has today made a block listing application for the admission of 100,000 ordinary shares of 0.1 pence each (the "Shares") to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

It is expected that admission to listing and trading of the Shares will commence on 10 June 2010.

The Shares will rank pari passu with the existing ordinary shares of 0.1 pence each in the share capital of the Company and may be issued pursuant to the following employee share schemes:

Share scheme	Shares
The Wolfson Microelectronics 2006 Performance Share Plan	27,154
The Wolfson Microelectronics 2009 Staff Share Award Plan	72,846
Total	**100,000**

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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©2009 London Stock Exchange plc. All rights reserved

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	11:40 10-Jun-2010
Number	3977N11



RNS Number : 3977N
Wolfson Microelectronics PLC
10 June 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**WOLFSON MICROELECTRONICS PLC**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	**Artemis Investment Management Limited**
4. Full name of shareholder(s) (if different from 3.):	**Artemis UK Special Situations Fund Barclays UK Smaller Companies Institutional Special Situations Pearson Prudential Staff Pension Scheme Akzo Nobel Pension Scheme Artemis UK Hedge BAE Systems 2000 Pension Plan Trustees Limited BAE Systems Pension Funds CIF Trustees Limited Barclays UK Alpha L&G(Barclays) MM Alpha Fund L&G(Barclays) Series2 MM Alpha Fund Witan Investment Trust**
5. Date of the transaction and date on which the threshold is crossed or reached:	**09 June 2010**
6. Date on which issuer notified:	**10 June 2010**
7. Threshold(s) that is/are crossed or reached:	**13%**

8. Notified details:							
A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0033563130	15,017,427	15,017,427	14,867,427	14,867,427		12.9%	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
14,867,427	**12.9%**

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Colin Kerr
15. Contact telephone number:	0131 718 0411

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	07:00 14-Jun-2010
Number	5179N07



RNS Number : 5179N
Wolfson Microelectronics PLC
14 June 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	9th June 2010
6. Date on which issuer notified:	11th June 2010
7. Threshold(s) that is/are crossed or reached:	Holding has gone above 12%

8. Notified details:								
A: Voting rights attached to shares								
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction					
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights		
			Direct	Direct	Indirect	Direct	Indirect	
GB0033563130	12,701,194	12,701,194	N/A	N/A	13,891,707	N/A	12.05%	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
13,891,707	12.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 13,891,707 (12.05%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Threshold Reporting Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

Company Number: SC089839

RECEIVED
2010 JUN 21 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PUBLIC COMPANY LIMITED BY SHARES

Ordinary and Special Resolutions

of

WOLFSON MICROELECTRONICS PLC

(the "Company")

Passed on 20 May 2010

At an Annual General Meeting of the above-named Company duly convened and held at 26 Westfield Road, Edinburgh, EH11 2QB on 20 May 2010 at 10.00 a.m., the following ordinary and special resolutions were passed.

ORDINARY RESOLUTIONS

1. To receive the accounts of the Company for the financial year ended 3 January 2010, together with the directors' report, the directors' remuneration report and the auditors' report on those accounts and that part of the directors' remuneration report which is required to be audited.

2. To approve the directors' remuneration report as set out in the Annual Report and Accounts 2009, for the financial year ended 3 January 2010.

3. To re-elect Mark Cubitt as a director of the Company.

4. To re-elect Ross King Graham as a director of the Company.

5. To re-elect Alastair David Milne as a director of the Company.

6. To re-appoint KPMG Audit Plc as auditors of the Company to hold office until the conclusion of the next general meeting at which the accounts of the Company are laid.

7. To authorise the directors of the Company to determine the auditors' remuneration for the ensuing year.

8. That;

(a) the directors of the Company be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 (the "Act") to allot shares in the Company, or to grant rights to subscribe for or to convert any security into shares in the Company, up to a maximum nominal amount of £38,415; and

(b) the authorities given in this Resolution:

(i) shall be in substitution for all pre-existing authorities under section 551 of the Act (or its predecessor section 80 of the Companies Act 1985 (as amended)); and

(ii) unless renewed, revoked or varied in accordance with the Act, shall expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2011, save that the Company may before such expiry make an offer or agreement which would or might require the allotment of shares in the Company, or the grant of rights to subscribe for or to convert any security into shares in the Company, after such expiry.

9. That the Wolfson Microelectronics Approved SAYE Scheme (the "SAYE Plan"), a copy of the rules of which was produced to the Meeting and initialled by the chairman of the meeting for the purposes of identification, be and hereby is approved and adopted and that the board of directors of the Company, or an appropriate committee of the board, be and is hereby authorised to do all such acts and things as it may consider necessary or desirable to give effect to the SAYE Plan, including making any amendments required to obtain the approval of HM Revenue & Customs, to establish other employees' share schemes based on the SAYE Plan but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under any such further plans are treated to the extent appropriate as counting against the limits on individual or overall participation in the SAYE Plan, and to take account of the requirements of The London Stock Exchange Plc.

10. That:

(a) The Wolfson Microelectronics 2009 Staff Share Award Plan ("the SSAP"), a copy of the rules of which was produced to this Meeting and, for the purposes of identification only, initialled by the chairman of the meeting, be and is hereby approved;

(b) the board of directors of the Company, or an appropriate committee of the board, be and is hereby authorised to do all such acts and things as it may consider necessary or desirable to give effect to the SSAP and to establish other employees' share schemes for the benefit of employees located outside the UK based on the SSAP but modified to take account of local tax, exchange control or securities laws in overseas territories provided that any shares made available under any such further schemes are treated as counting against the limits on individual or overall participation in the SSAP.

11. That:

(a) The Wolfson Microelectronics 2010 Senior Executive Deferred Bonus Plan ("the DB Plan"), a copy of the rules of which was produced to this Meeting and, for the purposes of identification only, initialled by the chairman of the meeting, be and is hereby approved and established;

(b) the board of directors of the Company, or an appropriate committee of the board, be and is hereby authorised to do all such acts and things as it may consider necessary or desirable to give effect to the DB Plan and to establish other employees' share schemes for the benefit of employees outside the UK based on the DB Plan but modified to take account of local tax, exchange control or securities laws in overseas territories provided that any shares made available under any such further schemes are treated as counting against the limits on individual or overall participation in the DB Plan.

SPECIAL RESOLUTIONS

12. That;

(a) the directors of the Company be and are hereby empowered pursuant to section 570 of the Companies Act 2006 ("the Act") to allot equity securities (within the meaning of section 560(1) of the Act) for cash pursuant to the allotment authority conferred by Resolution 8 above as if section 561(1) of the Act or any pre-emption provisions contained in the Company's articles of association (the "Articles") did not apply to any such allotment, provided that this power shall be limited to:

(i) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the directors of the Company may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(ii) any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of equity securities up to an aggregate nominal amount of £5,762; and

(b) the power given in this Resolution:

(i) shall be in substitution for all other authorities pursuant to section 570 of the Act (or its predecessor section 95 of the Companies Act 1985 (as amended)) to the extent not utilised at the date this Resolution is passed; and

(ii) unless renewed, revoked or varied in accordance with the Act, shall expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2011, save that the Company may before such expiry make an offer or agreement which would or might require the allotment of shares in the Company, or the grant of rights to subscribe for or to convert any security into shares in the Company, after such expiry.

13. That the Company is generally and unconditionally hereby authorised for the purposes of section 701 of the Companies Act 2006 (the "Act") to make market purchases (within the meaning of section 693 of the Act) of any of its ordinary shares of 0.1 pence each ("ordinary shares") on such terms and in such manner as the directors of the Company may from time to time determine provided that:

    (i) the maximum number of ordinary shares hereby authorised to be purchased is 11,524,508 representing approximately 10% of the issued share capital of the Company as at 4 March 2010;

    (ii) the minimum price which may be paid for any such ordinary share is 0.1 pence, exclusive of the expenses of purchase (if any) payable by the Company;

    (iii) the maximum price, exclusive of the expenses of purchase (if any) payable by the Company, which may be paid for any such ordinary share under this authority is an amount equal to 105% of the average of the middle market closing quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day of purchase; and

    (iv) unless previously renewed, revoked or varied, the authority hereby conferred shall expire on the earlier of 15 months after the passing of this Resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2011, but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuant of any such contract.

14. (a) That the Company's Articles of Association be hereby amended by deleting all the provisions of the Company's Memorandum of Association which, by virtue of section 28 of the Companies Act 2006, are to be treated as provisions of the Company's Articles of Association; and

    (b) that the Articles of Association produced to the meeting and initialled by the chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

15. That a general meeting, other than an annual general meeting, may be called on not less than 14 clear days notice, provided that this authority shall expire at the end of the next annual general meeting of the Company to be held in 2011.



Chairman

RECEIVED
2010 JUN 21 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEW ARTICLES OF ASSOCIATION

of

WOLFSON MICROELECTRONICS PLC

(Incorporated in Scotland **under** ***company number: SC089839)***

(Adopted by special resolution on 20 May 2010)

Contents

COMPANY NUMBER: SC089839

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

WOLFSON MICROELECTRONICS PLC

(Incorporated in Scotland)

(Adopted by special resolution passed on 20 May 2010

PRELIMINARY

1. **Non-application of statutory regulations**

None of any of the regulations or articles for the management of a company set out in any schedule to any statute, or in any statutory instrument or other subordinated legislation made under any statute, concerning companies shall apply as regulations or articles of the Company.

2. **Interpretation**

2.1 In these Articles (if not inconsistent with the subject or the context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

the "**Act**"	the Companies Act 2006 (as amended);
"**address**"	in relation to any electronic communication includes any number or address used for the purposes of sending or receiving documents or information by electronic means;
"**these Articles**"	these Articles of Association as from time to time altered or replaced by Special Resolution;
"**Associated Company**"	means a company which is the Company's subsidiary, or the Company's holding company or a subsidiary of the Company's holding company;
"**Auditor**"	means the auditors of the Company from time to time;
"**Board**"	means the board of Directors for the time being of the Company or the Directors present at a duly convened meeting of Directors at which a quorum is present;
the "**CREST Regulations**"	the Uncertificated Securities Regulations 2001 (as amended);
a "**Director**"	a director of the Company;

the "**Directors**"	the board of directors of the Company from time to time;
"**electronic copy**", "**electronic form**" and "**electronic means**"	have the meanings given to them in section 1168 of the Act ;
"**FSMA**"	the Financial Services and Markets Act 2000;
the "**Group**"	the Company, its subsidiary undertakings and any other body corporate, legal entity, partnership or unincorporated joint venture in which the Company or any of its subsidiary undertakings holds a participating interest;
"**in writing**"	means written or produced by any substitute for writing or partly one and partly another;
"**London Stock Exchange**"	London Stock Exchange plc;
"**month**"	calendar month;
"**Operator**"	CRESTCo Limited or such other person as may for the time being be approved by H.M. Treasury as Operator under the CREST Regulations;
"**Operator-instruction**"	a properly authenticated dematerialised instruction attributable to the Operator;
"**Ordinary Share**"	an ordinary share of £0.001 in the capital of the Company;
"**paid**"	paid or credited as paid;
"**participating security**"	a security title to units of which is permitted by the Operator to be transferred by means of a relevant system;
"**Register**"	the register of members of the Company;
"**Registered Office**"	the registered office of the Company for the time being;
"**relevant system**"	a computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the CREST Regulations;
"**Seal**"	the Common Seal of the Company;
"**Securities Seal**"	an official seal kept by the Company for sealing securities issued by the Company or for sealing documents creating or evidencing securities to be issued;

the "**Statutes**"	the Act, the Companies Act 1985, the CREST Regulations and every other statute for the time being in force concerning companies and affecting the Company;
"**UK Listing Authority**"	means the Financial Services Authority (or any other body from time to time) acting as the competent authority for the purposes of the FSMA;
the "**United Kingdom**"	the United Kingdom of Great Britain and Northern Ireland; and
"**year**"	calendar year;

2.2 The expressions "**debenture**" and "**debenture holder**" shall respectively include "**debenture stock**" and "**debenture stockholder**".

2.3 The expressions "**recognised clearing house**" and "**recognised investment exchange**" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the FSMA.

2.4 The expression "**Secretary**" shall include any person appointed by the Directors to perform any of the duties of the Company Secretary including, but not limited to, a joint, assistant or deputy Company Secretary.

2.5 The expressions "**subsidiary undertaking**" and "**participating interest**" bear the same respective meanings as defined by the Act.

2.6 The expression "**officer**" shall include a Director, manager and the Secretary, but shall not include an external auditor.

2.7 The expression "**shareholders' meeting**" shall include both a general meeting and a meeting of the holders of any class of shares of the Company.

2.8 All such of the provisions of these Articles as are applicable to paid-up shares shall apply to stock, and the words "**share**" and "**shareholder**" shall be construed accordingly.

2.9 Words denoting the singular shall include the plural and vice versa. Words denoting one gender shall include each other gender. Words denoting persons shall include bodies corporate and unincorporated associations.

2.10 References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force (whether coming into force before or after the adoption of these Articles) unless the context requires otherwise.

2.11 Subject as aforesaid any words or expressions defined in the Act or the CREST Regulations shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

2.12 A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required.

2.13 The headings in these Articles are for convenience only and shall not affect their meaning.

2.14 References to a share (or to a holding of shares) being in certificated or uncertificated form are references, respectively, to that share being a certificated or an uncertificated unit of a security for the purposes of the CREST Regulations.

COMPANY NAME

3. **Company Name**

The name of the Company may be changed by a resolution of the Directors.

LIABILITY OF MEMBERS

4. **Liability of Members**

The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

SHARE CAPITAL

5. **Increase of share capital**

The Company may increase its share capital by the allotment and issue of new shares in the Company. All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

6. **Fractions arising on consolidation and subdivision**

Whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company) and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale. So far as the Statutes allow, the Directors may treat shares of a member in certificated form and in uncertificated form as separate holdings in giving effect to subdivisions and/or consolidations and may cause any shares arising on consolidation or subdivision and representing fractional entitlements to be entered in the Register as shares in certificated form where this is desirable to facilitate the sale thereof.

7. **Purchase of own shares**

7.1 Subject to the provisions of the Statutes, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its own shares of any class (including any redeemable shares) but so that if there shall be in issue any shares convertible into equity share capital of the Company of the class proposed to be purchased, then the Company shall not purchase, or enter into a contract under which it will or may purchase, such equity shares unless either:

(a) the terms of issue of such convertible shares include provisions permitting the Company to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

(b) the purchase, or the contract, has first been approved by a Special Resolution passed at a separate meeting of the holders of such convertible shares.

7.2 Subject to the terms of the Act, the Company may issue shares on the terms that they may be redeemed at the option of the Company or the holder thereof and the Directors may decide the terms, conditions and the manner of redemption of any such shares.

8. **Alteration of Share Capital**

8.1 The Company may by ordinary resolution alter its share capital in any way permitted by the Statutes.

8.2 Any resolution to sub-divide the shares may determine that, as between the holders of the resulting shares (but subject and without prejudice to any rights of the time being attached to the shares of any special class), one or more of the shares may be given a preference, advantage, restriction or disadvantage as regards dividend, capital, voting or otherwise any of the other shares.

SHARES

9. **Rights attaching to shares on issue**

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes and without prejudice to any rights attaching to any existing shares or class of shares the Company may issue any shares which are, or at the option of the Company or the holder are liable, to be redeemed.

10. **Directors' power to allot**

Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in a General Meeting passed pursuant thereto all unissued shares in the Company and all (if any) shares in the Company held by or on behalf of it shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

11. **Commissions on issue of shares**

The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful. Subject to the provisions of the Statutes, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

12. **Renunciation of allotment**

The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder:

(a) recognise a renunciation thereof by the allottee in favour of some other person and accord to any allottee of a share a right to effect such renunciation; and/or

(b) allow the rights represented thereby to be one or more participating securities;

in each case upon and subject to such terms and conditions as the Directors may think fit to impose.

13. **Trust etc. interests**

13.1 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in

any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the holder.

13.2 The Company shall be entitled, but except as required by law or by these Articles, shall not be bound, to recognise in such manner and to such extent as it may think fit any trusts in respect of any of the shares of the Company. Notwithstanding any such recognition, the Company shall not be bound to see to the execution, administration or observance of any trust, whether express, implied or constructive, in respect of any shares of the Company and shall be entitled to recognise and give effect to the acts and deeds of the holders of such shares as if they were the absolute owners thereof. For the purpose of this Article 13.2, "trust" includes any right in respect of any shares of the Company other than an absolute right thereto in the holder thereof for the time being or such other rights in the case of transmission thereof as are mentioned in these Articles.

SHARE CERTIFICATES

14. Issue of share certificates

Every person (except a person to whom the Company is not required by law to issue a share certificate) whose name is entered in the Register in respect of shares in certificated form shall upon the issue or transfer to him of such shares be entitled without payment to a share certificate therefor (in the case of issue) within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully-paid shares) within five business days after lodgement of the transfer or (in the case of a transfer of partly-paid shares) within two months after lodgement of the transfer.

15. Form of share certificate

Every share certificate shall be executed by the Company in such manner as the Directors may decide (which may include use of the Seal or the Securities Seal (or, in the case of shares on a branch register, an official seal for use in the relevant territory) and/or manual or facsimile or laser signatures by one or more Directors) and shall specify the number and class of shares to which it relates and the amount paid up thereon. No share certificate shall be issued representing shares of more than one class.

16. Joint holders

In the case of a share held jointly by several persons in certificated form the Company shall not be bound to issue more than one share certificate therefor delivery of a share certificate to one of the joint holders shall be sufficient delivery to all.

17. Replacement of share certificates

17.1 Any two or more share certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

17.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

17.3 If any member transfers part only of the shares held by him, the Company shall upon receipt of the share certificate held by him and a properly stamped stock transfer form in relation to such transfer, issue to the transferee thereof a new share certificate in respect of the shares transferred to him and issue to the member who has transferred shares a balancing share certificate.

17.4 If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new share certificate representing the same shares may be issued to the holder upon request subject to delivery up of the old share certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

17.5 In the case of shares held jointly by several persons any such request may be made by any one of the joint holders unless the share certificate is alleged to have been lost stolen or destroyed.

CALLS ON SHARES

18. Power to make calls

The Directors may from time to time make calls upon the members by giving at least 14 clear days notice in writing in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

19. Liability for calls

Each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be wholly or partly revoked or postponed as the Directors may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

20. Interest on overdue amounts

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 15 per cent per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

21. Other sums due on shares

Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

22. Power to differentiate between holders

The Directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

23. Payment of calls in advance

The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and

upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate as the member paying such sum and the Directors may agree.

FORFEITURE AND LIEN

24. Notice on failure to pay a call

24.1 If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

24.2 The notice shall name a further day (not being less than 14 days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

25. Forfeiture for non-compliance

25.1 If the requirements of any notice referred to in Article 24 are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

25.2 If a share is forfeited, notice of the forfeiture shall be given to the person who was the holder of the share or (as the case may be) the person entitled to the share by transmission, and an entry that notice of the forfeiture has been given, with the relevant date, shall be made in the Register, but no forfeiture shall be invalidated by any omission to give such notice or to make such entry.

26. Power to annul forfeiture or surrender

The Directors may, at any time before the forfeited or surrendered share has been sold, re-allotted or otherwise disposed of, annul the forfeiture or surrender upon payment of all calls and interest due on or incurred in respect of the share and on such further conditions (if any) as they think fit.

27. Disposal of forfeited shares

A share so forfeited or surrendered shall become the property of the Company and may be retained by the Company, sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposal the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

28. Holder to remain liable despite forfeiture

A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares (and shall, in the case of shares held in certificated form, surrender to the Company for cancellation the certificate for such shares) but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares

with interest thereon at 15 per cent per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

29. **Lien on partly-paid shares**

The Company shall have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article. The Company's lien on a share shall extend to any amount (including, without limitation, dividends) payable in respect of it.

30. **Sale of shares subject to lien**

The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing demanding payment of the sum presently payable and giving notice of intention to sell the share in default of payment shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

31. **Proceeds of sale of shares subject to lien**

31.1 The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender (in the case of shares held in certificated form) be payable to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser.

31.2 The purchaser shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

32. **Evidence of forfeiture**

A statutory declaration in writing that the declarant is a Director or the Secretary and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration shall (subject to the relevant share transfer being made, if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

33. **Extinction of rights**

The forfeiture of a share shall involve the extinction at the time of forfeiture of all interests in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Statutes.

VARIATION OF RIGHTS

34. **Manner of variation of rights**

34.1 Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of a Special Resolution passed at a separate meeting of the holders of the share of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up.

34.2 To every such separate meeting all the provisions of these Articles relating to General Meetings and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be two persons entitled to vote at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) (but so that at any adjourned meeting any holder of shares of the class entitled to vote and present in person or by proxy shall be a quorum) and that any holder of shares of the class entitled to vote and present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

34.3 The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

35. **Matters not constituting variation of rights**

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by (a) the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith or subsequent to but in no respect in priority thereto or (b) the purchase or redemption by the Company of any of its own shares or (c) the Company permitting, in accordance with the CREST Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

TRANSFER OF SHARES

36. **Form of transfer**

36.1 All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer which are registered may be retained by the Company.

36.2 All transfers of shares which are in uncertificated form may be effected by means of a relevant system. The Directors may in their absolute discretion refuse to register an uncertified share where permitted by the Act.

37. **Balance certificate**

Where some only of the shares comprised in a share certificate are transferred the old share certificate shall be cancelled and, to the extent that the balance is to be held in certificated form, a new share certificate for the balance of such shares shall be issued in lieu without charge.

38. Right to refuse registration

38.1 The Directors may decline to recognise any instrument of transfer relating to shares in certificated form unless it is in respect of only one class of share and is lodged (duly stamped if required) at the Registered Office or at such other place as the Directors may appoint and is accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer of shares in certificated form by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that share certificates have been issued in respect of the shares in question.

38.2 The Directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares (not being fully-paid shares) provided that, where any such shares are admitted to the Official List of the UK Listing Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis or any transfer of a share on which the Company has a lien.

38.3 The Directors may also refuse to register an allotment or transfer of shares (whether fully-paid or not) in favour of more than four persons jointly.

38.4 If the Directors refuse to register an allotment or transfer of shares they shall, as soon as reasonably practicable, and in any event, within two months after the date on which:

(a) the letter of allotment or instrument of transfer was lodged with the Company (in the case of shares held in certificated form); or

(b) the Operator-instruction was received by the Company (in the case of shares held in uncertificated form);

send to the allottee or transferee notice of the refusal, giving reason for the refusal.

39. No fee on registration

No fee will be charged by the Company in respect of the registration of any transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

40. Branch Register

Subject to and to the extent permitted by the Statutes, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory a branch register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such register.

41. Further provisions on shares in uncertificated form

41.1 Subject to the Statutes and the Rules (as defined in the CREST Regulations), the Directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

41.2 Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the CREST Regulations to become a participating security.

41.3 Where any class of shares is a participating security and the Company is entitled under any provision of the Statutes or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Statutes and these Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; and

(d) to take any action that the Directors consider appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

41.4 The provisions of these Articles shall not apply to shares of any class which are in uncertificated form to the extent that such Articles are inconsistent with:

(a) the holding of shares of that class in uncertificated form;

(b) the transfer of title to shares of that class by means of a relevant system; or

(c) any provision of the CREST Regulations.

TRANSMISSION OF SHARES

42. **Persons entitled on death**

In case of the death of a member, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased member (whether sole or joint) from any liability in respect of any share held by him.

43. **Election by persons entitled by transmission**

43.1 A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as a holder of the share upon giving to the Company notice in writing to that effect or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were a transfer made by the member registered as the holder of any such share.

43.2 The Directors may at any time give notice requiring such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the Directors may after the expiry of that period withhold payment of all dividends or other

moneys payable in respect of the share until the requirements of the notice have been complied with.

44. **Rights of persons entitled by transmission**

Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to shareholders' meetings until he shall have been registered as a member in respect of the share.

UNTRACED SHAREHOLDERS

45. **Untraced shareholders**

45.1 The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale, the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in Article 45.1(b) below (or, if published on different dates, the first thereof) it has made at least three attempts to contact the member (each such attempt being a reasonable time after the last) or at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed, or a combination of the two; and

(b) the Company shall as soon as practicable after expiry of such period of 12 years have inserted advertisements in both a national daily newspaper and in a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(c) during the period of three months following the publication of such advertisements (or, if published on different dates, the date of the first publication) the Company shall have received no indication either of the whereabouts or existence of the member or person; and

(d) if the shares are listed on the Official List of the UK Listing Authority, notice shall have been given to the UK Listing Authority of its intention to make such sale before the publication of the advertisements.

45.2 To give effect to any such sale the Company may appoint any person to transfer, as transferor, the said shares and such transfer shall be as effective as if it had been carried out by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

45.3 In the case of shares in uncertificated form, the foregoing provisions of this Article are subject to any restrictions applicable under the CREST Regulations.

GENERAL MEETINGS

46. **Annual and General Meetings**

An Annual General Meeting shall be held once in every year, at such time (within each period of six months beginning with the day following the Company's accounting reference date) and place as may be determined by the Directors.

47. **Convening of General Meetings**

The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene a General Meeting. If there are insufficient Directors in the United Kingdom to call a general meeting, any Director of the Company may call a general meeting, but where no Director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more Directors.

NOTICE OF GENERAL MEETINGS

48. **Notice of General Meetings**

48.1 An Annual General Meeting shall be called by at least 21 clear days' notice in writing (or in electronic form).

48.2 Any other General Meeting shall be called by at least 21 clear days' notice in writing (or in electronic form).

48.3 A General Meeting may be called on shorter notice than specified above if the conditions set out in the Statutes have been satisfied.

48.4 The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in such manner hereinafter mentioned to all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company.

48.5 The Company may determine that only those persons entered on the Register at the close of business on a day determined by the Company, such day being no more than 21 days before the day that notice of the meeting is sent, shall be entitled to receive such a notice.

48.6 The Directors shall be entitled to determine that where no valid address is held for a member entitled to receive notice, that notice need not be sent to such member.

49. **Contents of notice of General Meetings**

49.1 Subject to the provisions of the Statutes, every notice calling a General Meeting shall specify the place (including, without limitation, any satellite meeting place arranged for the purposes of Article 49.6 which shall be identified as such in the notice) and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and speak and vote is entitled to appoint a proxy or proxies to attend and speak and vote (whether on a show of hands or on a poll) instead of him and that a proxy need not be a member of the Company.

49.2 The notice shall specify the general nature of the business to be transacted at the meeting; and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect.

49.3 In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

49.4 The accidental omission to give notice to, or to send a form of proxy with a notice where

required by these Articles, or the non receipt of notice by any person entitled to receive the notice or form of proxy shall not invalidate the proceedings of that meeting.

49.5 For the purposes of determining which persons are entitled to attend and vote at a meeting and how many votes such person may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend and vote at the meeting. In calculating this time period, no accounts shall be taken of any part of a day that is not a working day.

49.6 The Directors may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid as if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

49.7 The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

49.8 If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 49.6, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 49.5 shall apply to that adjournment.

49.9 The Directors may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

49.10 The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 49.6 (including, without limitation, the issue of tickets or the imposition of some other means of selection) if in its absolute discretion it considers it appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 49.6. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

49.11 If, after the giving of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Directors decide that it is impracticable or

unreasonable for a reason beyond its control to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 49.6 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 49.6 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 49.6 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need to be given, but the board shall, if practicable, advertise the date, time and place of the meeting in at least one leading Scottish newspaper and one leading national newspaper in the UK and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) notwithstanding Article 49.5 an appointment of proxy in relation to the meeting may be deposited or received at any time not less than 48 hours before any new time appointed for holding the meeting. In calculating this time period, no accounts shall be taken of any part of a day that is not a working day.

49.12 For the purposes of this Article 49, the right of a member, appearing in person or by proxy, to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, and have access to all documents which are required by the Act or these Articles to be made available at the meeting.

PROCEEDINGS AT GENERAL MEETINGS

50. Chairman

The chairman of the Directors, failing whom a deputy chairman, shall preside as chairman at a General Meeting. If there is no such chairman or deputy chairman, or if at any meeting neither is present within 5 minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number (or, if no Director is present or if all the Directors present decline to take the chair, the members present and entitled to vote shall choose one of their number) to be chairman of the meeting.

51. Quorum

No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Two members of the Company present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum for all purposes.

52. Lack of quorum

If within 15 minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such day, time and place as may have been specified for the purpose in the notice convening the meeting or (if not so specified) as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

53. Adjournment

53.1 The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. In addition, the chairman may adjourn the meeting to

another time and place without consent if it appears to him that;

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

53.2 Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 30 days or more or sine die, not less than seven clear days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

53.3 Where a meeting is adjourned for lack of a quorum, the meeting may only be held at shorter notice than required in Article 52 if:

(a) the adjourned meeting is held at least 10 clear days after the original meeting; and

(b) no business shall be dealt with at the adjourned meeting that was not set out in the notice of the original meeting.

54. Notice of adjourned meeting

Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

55. Amendments to resolutions

If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. No amendment to a resolution duly proposed as an Ordinary Resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the Ordinary Resolution is to be considered, notice of the terms of the amendment and the intention to move it has been lodged at the Registered Office, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

56. Security

The Directors and at any General Meeting, the chairman of the meeting, may make any security arrangements which it considers appropriate relating to the holding of a General Meeting of the Company, including, without limitation, arranging for any person attending a meeting to be searched for items of personal property and the restriction of items which may be taken into a meeting. The Directors may require a member to produce evidence of their identity. A Director or the Secretary may refuse entry to a meeting to any person who refuses to comply with any such arrangements or restrictions.

POLLS

57. Demand for poll

57.1 At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before, or on the declaration of the result of, the show of hands) demanded by:

(a) the chairman of the meeting; or

(b) not less than five members present in person or by proxy and entitled to vote; or

(c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

57.2 A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll. A demand by a person as proxy for a member shall be the same as a demand by the member.

58. Procedure on a poll

A poll shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers (who need not be members) and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

59. Voting on a poll

On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

60. Timing of the poll

A poll demanded on the choice of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting. In any other case at least 7 clear days' notice shall be given specifying the time and place at which the poll is to be taken. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

61. Votes attaching to shares

61.1 Subject to Article 49.4 and to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares:

(i) on a show of hands;

(a) every member who is present in person shall have one vote; and

(b) subject to Article 61.2, every proxy present who has been duly appointed by one or more members entitled to vote on a resolution shall have one vote; and

(ii) on a poll every member who is present in person or by proxy shall have one vote for each share of which he is the holder.

61.2 On a vote on a resolution on a show of hands at a meeting, a proxy shall have one vote for and one vote against the resolution if:

(i) the proxy has been duly appointed by more than one member entitled to vote on the resolution; and

(ii) the proxy has been instructed by one or more of those members to vote for the resolution and by one or more of those members to vote against it.

62. **Votes of joint holders**

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

63. **No casting vote for Chairman**

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote.

64. **Restriction on voting in particular circumstances**

64.1 No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

64.2 If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under Section 793 of the Act and is in default for a period of 14 days from the date of service of such notice in supplying to the Company the information thereby required or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then (unless the Directors otherwise determine) in respect of:

(a) the shares comprising the shareholding account in the Register which comprises or includes the shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "default shares", which expression shall include any further shares which are issued in respect of such shares); and

(b) any other shares held by the member;

the member shall not (for so long as the default continues) nor shall any transferee to whom

any of such shares are transferred (other than pursuant to an approved transfer or pursuant to Article 64.3(b) below) be entitled to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings.

64.3 Where the default shares represent 0.25 per cent or more in nominal value of the issued shares of the class in question, the Directors may in their absolute discretion by notice (a "direction notice") to such member direct that:

(a) any dividend or part thereof or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest thereon when such dividend or other money is finally paid to the member and the member shall not be entitled to elect to receive shares in lieu of dividend; and/or

(b) no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer or:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the transfer is of part only of the members' holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares which are the subject of the transfer are default shares;

provided that, in the case of shares in uncertificated form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the CREST Regulations.

Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provision for the former and the latter.

Upon the giving of a direction notice its terms shall apply accordingly.

64.4 The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

64.5 Save as herein provided any direction notice shall have effect in accordance with its terms for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect thereafter upon the Directors so determining (such determination to be made within a period of one week of the default being duly remedied with written notice thereof being given forthwith to the member). The Directors may at any time give notice cancelling a direction notice.

64.6 Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer or in accordance with Article 64.3(b) above.

65. **Conversion of uncertificated shares**

The Company may exercise any of its powers under Article 41.2 in respect of any default share that is held in uncertificated form.

65.1 For the purposes of this Article:

(a) a person shall be treated as appearing to be interested in any shares if the member

holding such shares has been served with a notice under the said Section 793 and either (i) the member has named such person as being so interested or (ii) (after taking into account the response of the member to the said notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares; and

(b) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer (as defined in Section 974 of the Act); or

(ii) the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with any person appearing to be interested in such shares including any such sale made through the London Stock Exchange or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded. For the purposes of this sub-paragraph any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the member or any person appearing to be interested in such shares.

65.2 The provisions of this Article are in addition and without prejudice to the provisions of the Act.

66. **Voting by guardian**

Where in the United Kingdom or elsewhere a guardian, receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such guardian, receiver or other person on behalf of such member to vote in person or by proxy at any shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings.

67. **Validity and result of vote**

67.1 No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

67.2 Unless a poll is taken a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

PROXIES AND CORPORATE REPRESENTATIVES

68. **Proxy need not be a member**

A proxy need not be a member of the Company.

69. **Form of proxy**

69.1 An appointment of proxy shall be in writing and, if the Board in its absolute discretion determines, may be contained in electronic form, in any such case in any common form or in such form as the Board may approve and:

(a) if in writing but not contained in electronic form, under the hand of the appointor or of

his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of an attorney or a duly authorised officer of the corporation; or

(b) in the case of an appointment contained in electronic form, submitted by or on behalf of the appointor, subject to such terms, limitations, conditions and restrictions and authenticated in such manner as the Board may in its absolute discretion determine.

The signature on such appointment need not be witnessed. Where an appointment of proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the appointment of proxy pursuant to the next following Article, failing which the appointment may be treated as invalid.

69.2 Receipt by the Company of an appointment of proxy shall not preclude a member from attending and voting in person at the meeting. A member may appoint more than one proxy to attend, speak and vote on the same occasion provided that each proxy is appointed to exercise the rights attached to a different share or shares held by the member.

70. **Deposit or receipt of proxy**

70.1 The appointment of a proxy must:

(a) in the case of an appointment made in hard copy form, be received at the office (or such other place in the United Kingdom as may be specified by the Company for the receipt of appointment of proxy in hard copy form) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(b) in the case of an appointment made by electronic means, be received at the address specified by the Company for the receipt of appointments of proxy by electronic means not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which such an appointment is made or a copy of the authority, certified notarially or in accordance with the Power of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at such address or at the office (or such other place in the United Kingdom as may be specified by the Company for the receipt of such documents) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote;

(c) in the case of a poll taken more than 48 hours after it was demanded, be received as aforesaid not less than 24 hours (or such shorter time as the board may determine) before the time appointed for the taking of the poll;

(d) in the case of a poll taken following the conclusion of a meeting or adjourned meeting but 48 hours or less after it was demanded, be received as aforesaid before the end of the meeting at which it was demanded (or at such later time as the board may determine) and an appointment of a proxy which is not, or in respect of which the authority or copy thereof is not, received in a manner so permitted shall be invalid.

70.2 Without limiting the foregoing, in relation to any shares which are held in uncertificated form, the Directors may from time to time permit appointments of a proxy to be made by electronic means in the form of an Uncertificated Proxy Instruction (that is, a properly authenticated dematerialised instruction, and/or other instruction or notification, which is sent by means of

the relevant system concerned and received by such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system concerned)); and may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. Notwithstanding any other provision of these Articles, the Directors may in addition prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the Company or such participant. The Directors may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.

70.3 The Board may, at its discretion determine that, in calculating the periods mentioned in this Article 70, no account shall be taken of any part of any day that is not a working day.

71. **Rights of proxy**

An appointment of proxy shall be deemed to include the right to demand or join in demanding a poll and to speak at the meeting. The appointment of proxy shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit.

72. **Revocation of proxy**

A vote cast or demand for a poll made by proxy shall not be invalidated by the previous death or insanity of the member or by the revocation of the appointment of proxy or of the authority under which the appointment of proxy was made unless written notice of such death, insanity or revocation shall have been received by the Company at the Registered Office or at such other place or places or address as has or have been appointed for the deposit or receipt of appointment of proxy, at least three hours before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

73. **Corporations acting by representatives**

73.1 Subject to the Statutes, any corporation (whether or not a company within the meaning of the Statutes) which is a member of the Company may, by resolution of its directors or other governing body, authorise a person or persons to act as its representative or representatives at any meeting of the Company. A person authorised by a corporation is entitled to exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company. Where more than one person is authorised by the corporation:

(a) on a vote on a resolution on a show of hands at a meeting of the Company, each authorised person has the same voting rights as the corporation would be entitled to; and

(b) where Article 73.1(a) does not apply and more than one authorised person purports to exercise a power in respect of the same shares:

(i) if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and

(ii) if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised.

73.2 The Directors may, but shall not be bound to:

(a) act as the representative of any such corporation; or

(b) require evidence of any voting instructions given by such corporation.

73.3 Neither the validity of any vote cast by the representative nor the result of any vote (whether on a poll or on a show of hands) shall be affected by any failure by the representative to vote in accordance with the instructions of the corporation.

DIRECTORS

74. Number of Directors

Subject as hereinafter provided the Directors shall not be less than 2 and shall not be subject to any maximum. The Company may by Ordinary Resolution from time to time vary the minimum number and/or maximum number of Directors.

75. Share qualification

A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at shareholders' meeting or meetings of the holders of any class of shares in the Company.

76. Directors' fees

The ordinary remuneration of the Directors shall from time to time be determined by the Directors except that such remuneration shall not exceed £2 million per annum in aggregate or such higher amount as may from time to time be determined by Ordinary Resolution of the Company. Each Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Directors.

77. Other remuneration of Directors

Any Director who holds any executive office (including for this purpose the office of chairman or deputy chairman whether or not such office is held in an executive capacity), or who serves on any committee of the Directors, or who by the request of the Directors goes or resides abroad for any purpose of the Company or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

78. Directors' expenses

The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or shareholders' meetings or otherwise in connection with the business of the Company.

79. Directors' pensions and other benefits

The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director or any employee of the Company or any member of the Group or any member of his family or any person who is or was dependent on him and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

80. **Appointment of executive Directors**

80.1 The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of chairman or deputy chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

80.2 The appointment of any Director to the office of chairman or deputy chairman or managing or joint managing or deputy assistant managing director shall automatically determine if he ceases to be a Director (other than as a consequence of retirement by rotation where he is re-elected at the same meeting), but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

80.3 The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

81. **Powers of executive Directors**

The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

82. **Designation or title "director"**

The Directors may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

APPOINTMENT AND RETIREMENT OF DIRECTORS

83. **Retirement by rotation**

At every Annual General Meeting of the Company, any Director:

(a) who has been appointed by the Board since the last Annual General Meeting; or

(b) who held office at the time of the two preceding Annual General Meetings and who did not retire at either of them; or

(c) who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting,

shall retire from office and may offer himself for re-appointment by the members.

84. **Re-election of retiring Director**

The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for election. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) where the default is due to the moving of a resolution in contravention of the next following Article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

85. **Election of two or more Directors**

A resolution for the election of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

86. **Nomination of Director for election**

No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a director at any General Meeting unless not less than 7 nor more than 42 days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Registered Office in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

87. **Election or appointment of additional Director**

The Company may by Ordinary Resolution elect, and without prejudice thereto the Directors shall have power at any time to appoint, any person to be a Director either to fill a casual vacancy or as an additional Director, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for election.

88. **Vacation of office**

The office of a Director shall be vacated in any of the following events, namely:

(a) if he shall become prohibited by law from acting as a Director;

(b) if he shall resign by writing under his hand left at the Registered Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

(c) if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) if (i) a registered medical practitioner who is treating him gives a written opinion to the Company stating that he has become physically or mentally incapable of acting as a Director and may remain so for more than three months; and (ii) the Directors shall resolve that his office be vacated;

(e) if, by reason of his mental health, a court makes an order which wholly or partly prevents him from personally exercising any powers or rights which he would otherwise have;

(f) if he shall be absent from meetings of the Directors for six months without leave and the Directors shall resolve that his office be vacated; or

(g) he is requested to resign in writing by not less than three quarters of the other Directors. In calculating the number of Directors who are required to make such a request to the Director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a Director and any alternate director appointed by him and acting in his capacity as such shall constitute a single Director for this purpose, so that the signature of either shall be sufficient.

89. **Removal of Director**

The Company may in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and elect another person in place of a Director so removed from office and any person so elected shall be treated for the purpose of determining the time at which he is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is elected was last elected a Director. In default of such election the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

MEETINGS AND PROCEEDINGS OF DIRECTORS

90. **Convening of meetings of Directors**

90.1 Subject to the provisions of these Articles the Directors may meet together for the despatch of business, adjourn and otherwise regulate their proceedings as they think fit. At any time any Director may, and the Secretary at the request of a Director shall, summon a meeting of Directors. It shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from the United Kingdom. Any Director may waive notice of any meeting and any such waiver may be retroactive.

90.2 The Directors and any committee of the Directors, shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone, conference video link or other communication equipment which allows those participating to hear and speak to each other, and a quorum in that event shall be the number of persons required for a quorum under Article 91 and who are so linked. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

91. **Quorum**

The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

92. **Chairman**

92.1 The Directors may elect from their number a chairman and a deputy chairman (or two or more deputy chairmen) and determine the period for which each is to hold office. If no chairman or deputy chairman shall have been appointed or if at any meeting of the directors no chairman or deputy chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

92.2 If at any time there is more than one deputy chairman the right in the absence of the chairman to preside at a meeting of the Directors or of the Company shall be determined as between the deputy chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

93. **Casting vote**

Questions arising at any meeting of the Directors shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall not have a second or casting vote.

94. **Number of Directors below minimum**

The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

95. **Written resolutions**

A resolution in writing signed by all the Directors entitled to vote thereon (not being less than the number required to form a quorum) shall be as valid and effectual as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form each signed by one or more Directors.

96. **Validity of proceedings**

96.1 All acts done by any meeting of Directors, or of any committee or sub-committee of the Directors, or by any person acting as a Director or as a member of any such committee or sub-committee, shall notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee or sub-committee and had been entitled to vote.

97. **Minutes**

The Directors shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the Directors;

(b) of the names of all the Directors present at each meeting of the Directors and any of any committee;

(c) of all resolutions and proceedings of all meetings of the Company and of any class of members, and of the board of any committee.

DIRECTORS' INTERESTS

98. **Directors' interests - general**

98.1 For the purposes of **Articles 99 to 101:**

(a) an interest of a person who is connected (within the meaning of section 252 of the Act) with a Director is treated as an interest of the Director; and

(b) in the case of an alternate Director, the interest of his appointor is treated as an

interest of the alternate Director in addition to any interest, which the alternate Director may have.

98.2 The Company may by ordinary resolution ratify any matter not properly authorised by reason of non-compliance with any of the provisions of Articles 99 to 101.

99. **Directors' interests in contracts**

99.1 If he has declared his interest in accordance with the Statutes, a Director may:

(a) be a party to, or in any way interested, whether directly or indirectly, in any contract, arrangement or transaction to which the Company is a party, or in which the Company is in any way interested, whether directly or indirectly;

(b) hold and be remunerated in respect of any office (other than the office of auditor of the Company) or employment under the Company or any other undertaking in which the Company is in any way interested;

(c) may (or any firm of which he is a member, partner or employee may) act in a professional capacity (other than the office of auditor) for the Company or any such other undertaking and be remunerated for so acting;

(d) may act as a director or other officer of, or be otherwise interested in, any undertaking promoted by the Company.

99.2 A Director shall not, save as otherwise agreed by him, be accountable to the Company for any interest, remuneration, profit or other benefit which he (or a person connected with him) derives from any matter permitted by this Article and no such contract, transaction or arrangement relating thereto is liable to be avoided on the grounds of any such interest or benefit.

100. **Directors' power to authorise conflicts of interest**

100.1 For the purposes of section 175 of the Act, the Directors have the power to authorise any matter which would or might otherwise constitute or give rise to a breach of the duty of a Director under that section to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company.

100.2 The power of the Directors to authorise any matter under Article 100.1:

(a) applies (but is not limited) to the exploitation of any property, information or opportunity (and it is immaterial whether the Company could take advantage of the property, information or opportunity);

(b) does not apply to a conflict of interest arising in relation to a transaction or arrangement with the Company.

100.3 Authorisation of a matter under this Article is effective only if:

(a) the matter in question has been proposed in writing for consideration at a meeting of the Directors in accordance with the Board's normal procedures or such other manner as the Directors may decide;

(b) any requirement as to the quorum at the meeting of the Directors at which the matter is considered is met without counting the Director in question or any other interested Director; and

(c) the matter was agreed to without such Director (or Directors) voting, or would have been agreed to if the votes of any interested Directors had not been counted.

100.4 Any authorisation of a matter under this Article shall be subject to such conditions, limitations and/or terms as the Directors may decide, whether at the time such authorisation is given or subsequently, and may be varied or revoked by the Directors at any time and at their absolute discretion. Such conditions, limitations and/or terms may include, without limitation, that:

(a) the Director shall notify the Board as soon as practicable of any significant change in the circumstances proposed for consideration under Article 100.3(a);

(b) the Director shall not be required or entitled to attend those parts of meetings of the Directors (or a committee thereof) at which the matter under consideration is discussed;

(c) the Director shall not be entitled to receive any papers or other documents in relation to, or concerning, the matter under consideration; and

(d) any information obtained by the Director, other than in his capacity as a Director or employee of the Company, which is confidential in relation to a third party, need not be disclosed or used for the benefit of the Company where such disclosure or use would constitute a breach of confidence.

100.5 Subject to any such conditions, limitations and/or terms imposed by the Directors, any authorisation given shall be deemed to be given to the fullest extent permitted by the Statutes. A Director shall comply with any obligations imposed on him by the Directors pursuant to any such authorisation.

100.6 A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he (or a person connected with him) derives from any matter authorised by the Directors under this Article and any contract, transaction or arrangement relating thereto is not liable to be avoided on the grounds of any such benefit.

100.7 Without prejudice to Article 100.4(a), any authorisation of a matter under this Article shall extend to any actual or potential conflict of interest, which may reasonably be expected by the Directors, at the time such authorisation is given, to arise out of the matter so authorised.

101. **Restrictions on quorum and voting where a director has an interest**

101.1 Save as provided in this Article, and whether or not the interest is one which is permitted under Article 99 or authorised pursuant to Article 100, a Director is not entitled to vote on any resolution in respect of any contract, transaction or arrangement, or any other proposal, in which he (or a person connected with him) is interested. Any vote of a Director in respect of a matter where he is not entitled to vote shall be disregarded.

101.2 A Director shall not be counted in a quorum at a meeting of the Directors in relation to any resolution on which he is not entitled to vote.

101.3 Subject to the provisions of the Statutes, a Director is (in the absence of some other interest that is not indicated below) entitled to vote and be counted in the quorum at a meeting of the Directors in respect of a resolution concerning any of the following matters or situations:

(a) where he is not aware that he has an interest;

(b) where he has an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(c) where he has an interest only by virtue of interests in shares, debentures or other securities of the Company, or by reason of any other interest in or through the Company;

(d) the giving of any security, guarantee or indemnity in respect of:

(i) money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings; or

(ii) a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed any responsibility under a guarantee or indemnity or by the giving of security;

(e) an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings:

(i) in which offer he is or may be entitled to participate as a holder of securities; or

(ii) if he is entitled to participate in the underwriting or sub-underwriting;

(f) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor, employee or otherwise, provided that he (together with persons connected with him) does not hold or have any beneficial interest in more than 1% of any class of the equity share capital or the voting rights of the relevant company;

(g) any arrangement for the benefit of employees or former employees of the Company or any of its subsidiary undertakings provided the Director's benefits are not more favourable than those awarded to the employees or former employees generally;

(h) insurance which the Company proposes to maintain or purchase for the benefit of any Directors or for the benefit of persons who include Directors; or

(i) the giving of indemnities in favour of Directors;

(j) the funding of expenditure by, or doing anything to avoid incurring expenditure by, any Director in respect of:

(i) defending criminal, civil or regulatory proceedings or actions against him;

(ii) an application to the court for relief; or

(iii) any regulatory investigations; or

(k) any interest that has been authorised by an ordinary resolution (subject to the terms of such resolution).

101.4 A Director shall not vote nor be counted in a quorum on any resolution concerning his own appointment as the holder of any office or employment with the Company or any undertaking in which the Company is interested.

101.5 Proposals concerning any matters relating to the appointment of 2 or more Directors to offices or employments with the Company or any undertaking in which the Company is interested may be divided and considered in relation to each Director separately. In such case each of the Directors concerned (provided he is not otherwise barred from voting) is entitled to vote and be counted in the quorum in respect of each resolution, except that concerning his own appointment.

101.6 If any question arises at any meeting as to the entitlement of any Director to vote, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling (in relation to any Director other than

himself) is final and conclusive unless the interest has not been fairly disclosed. If any such question arises in respect of the chairman, it shall be decided by the Directors (other than the chairman) and their ruling is final and conclusive unless the interest has not been fairly disclosed.

COMMITTEES OF THE DIRECTORS

102. Appointment and constitution of committees

The Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees. Any such committee shall, unless the Directors otherwise resolve, have power to sub-delegate to sub-committees any of the powers or discretions delegated to it. Any such committee or sub-committee shall consist of one or more Directors and (if thought fit) one or more other named person or persons to be co-opted as hereinafter proved. Insofar as any such power or discretion is delegated to a committee or sub-committee, any reference in these Articles to the exercise by the Directors of the power of discretion so delegated shall be read and construed as if it were a reference to the exercise thereof by such committee or sub-committee. Any committee or sub-committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee or sub-committee of persons other than Directors and may provide for members who are not Directors to have voting rights as members of the committee or sub-committee but so that (a) the number of members who are not Directors shall be less than one-half of the total number of members of the committee or sub-committee and (b) no resolution of the committee or sub-committee shall be effective unless a majority of the members of the committee or sub-committee present throughout the meeting are Directors.

103. Proceedings of committee meetings

The meetings and proceedings of any such committee or sub-committee consisting of two or more persons shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

POWERS OF DIRECTORS

104. General powers

The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in a General Meeting subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

105. Local boards

The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such

terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

106. **Appointment of attorney**

The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

107. **President**

The Directors may from time to time elect a President of the Company and may determine the period for which he shall hold office. Such President may be either honorary or paid such remuneration as the Directors in their discretion shall think fit, and need not be a Director but shall, if not a Director, be entitled to receive notice of and attend and speak, but not to vote, at all meetings of the Directors.

108. **Signature on cheques etc.**

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

109. **Borrowing powers**

Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its business, assets, undertaking, property and uncalled capital or any part or parts thereof and to issue debentures and other securities and give security, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

110. **Restrictions on borrowing**

The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) from time to time so as to ensure (as regards subsidiaries so far as by such exercise they can ensure) that the aggregate amount for the time being remaining undischarged of all monies (exclusive of intra-Group borrowings) borrowed by the Group (which for the purposes of this Article shall mean the Company and its subsidiaries from time to time) shall not at any time without the prior sanction of an Ordinary Resolution of the Company exceed a sum equal to £300 million; provided that no such sanction shall be required for the borrowing of any monies intended to be applied and actually applied within six months of the date of borrowing, in the repayment (with or without premium) of any monies then already borrowed and remaining undischarged notwithstanding that the same may result in the said limit being temporarily exceeded provided further that in calculating the aggregate amount for the time being remaining undischarged of all monies borrowed by the Group as aforesaid, there shall be disregarded any monies borrowed by any subsidiary of the Company which is incorporated outside the United Kingdom or any associated limited partnership outside the United Kingdom where such borrowings are not guaranteed by the Company or by any of its subsidiaries registered in the United Kingdom. For the purposes of the said limit the issue of debentures shall be deemed to constitute borrowing notwithstanding that the same may be issued in

whole or in part for a consideration other than cash.

ALTERNATE DIRECTORS

111. Alternate Directors

111.1 Any Director may at any time by writing under his hand and deposited at the Registered Office, or delivered at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors or unless the appointee is another Director, shall have effect only upon and subject to being so approved.

111.2 The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director, otherwise than by retirement at a General Meeting at which he is re-elected.

111.3 An alternate Director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall not be counted more than once for the purposes of the quorum. His signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member.

111.4 Save as otherwise provided in these Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him.

111.5 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

SECRETARY

112. Secretary

The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as joint secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more deputy and/or assistant secretaries.

THE SEAL

113. The Seal

113.1 The Directors shall provide for the safe custody of the Seal and any Securities Seal and neither shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf. The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued.

113.2 Every instrument to which the Seal or the Securities Seal shall be affixed (other than a certificate for or evidencing shares, debentures or other securities (including options) issued by the Company) shall be signed autographically by one Director and the Secretary or by two Directors or by two persons authorised to sign such instrument on behalf of the Company save that as regards any certificates for shares or deliveries or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature.

113.3 Any instrument signed by one Director in the presence of a witness, or one Director and the Secretary or by two Directors or by two persons authorised to sign such instrument on behalf of the Company and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument which makes it clear on its face that it is intended to have effect as a deed shall be so signed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

AUTHENTICATION OF DOCUMENTS

114. **Authentication of documents**

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any document affecting the constitution of the Company and any resolution passed at a shareholders' meeting or at a meeting of the Directors or any committee, and any book, record, document or account relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any book, record, document or account is elsewhere than at the Registered Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of any such resolution, or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

RESERVES

115. **Establishment of reserves**

The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

116. **Business bought as from past date**

Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date (whether such date be before or after the incorporation of the Company) the profits and losses thereof as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof. In each case the Directors may exercise their discretion only after taking into account such requirements as may from time to time be laid down by the Act, financial reporting standards, generally accepted accounting principles and such other regulations by which the Company may be governed.

DIVIDENDS

117. Final dividends

The Company may by Ordinary Resolution declare dividends according to their respective rights and interests but no such dividend shall exceed the amount recommended by the Directors.

118. Fixed and interim dividends

Subject to the provisions of the Act, if and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or *pari passu* with those shares, of any such fixed or interim dividend as aforesaid.

119. Distribution in specie

The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

120. No dividend except out of profits

No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

121. Ranking of shares for dividend

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

122. Manner of payment of dividends

122.1 Any dividend or other moneys payable on or in respect of a share shall be paid to the member or to such other person as the member (or, in the case of joint holders of a share, all of them) may in writing direct. Such dividend or other moneys may be paid: (i) by cheque sent by post to the payee or, where there is more than one payee, to any one of them; or (ii) by inter-bank transfer to such account as the payee or payees shall in writing direct; or (iii) using the facilities of a relevant system; or (iv) by such other method of payment as the member (or in the case of joint holders of a share, all of them) may agree to. Every such cheque shall be sent at the risk of the person or persons entitled to the money represented thereby, and payment of a cheque by the banker upon whom it is drawn, and any transfer or payment within (ii) or (iii) above, shall be a good discharge to the Company.

122.2 Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as

the Directors may determine, using such exchange rate for currency conversions as the Directors may select.

122.3 The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of the dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

123. **Joint holders**

If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

124. **Record date for dividends**

Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

125. **No interest on dividends**

No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

126. **Retention of dividends**

126.1 The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and a sum in respect of which the lien exists is presently payable and may apply such dividends or other moneys in or towards satisfaction of the moneys payable to the Company in respect of that share.

126.2 The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

127. **Unclaimed dividend**

The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to the Company.

128. **Waiver of dividend**

The waiver in whole or in part of any dividend on any share by any document (whether or not executed as a deed) shall be effective only if such document is signed by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

CAPITALISATION OF PROFITS AND RESERVES

129. Capitalisation of profits and reserves

129.1 The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account.

129.2 Such capitalisation shall be effected by appropriating such sum to the holders of Ordinary Shares on the Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of Ordinary Shares and applying such sum on their behalf in paying up in full unissued Ordinary Shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

129.3 The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

SCRIP DIVIDENDS

130. Scrip dividends

130.1 Subject as hereinafter provided, and subject to the Act, the Directors may offer to ordinary shareholders the right to receive, in lieu of dividend (or part thereof), allotment of new Ordinary Shares credited as fully paid.

130.2 The Directors shall not make such an offer unless so authorised by an Ordinary Resolution passed at any General Meeting, which authority may extend to dividends declared or paid prior to the fifth Annual General Meeting of the Company occurring thereafter.

130.3 The Directors may either offer such rights of election in respect of the next dividend (or part thereof) proposed to be paid; or may offer such rights of election in respect of that dividend and all subsequent dividends, until such time as the election is revoked; or may allow shareholders to make an election in either form.

130.4 The basis of allotment on each occasion shall be determined by the Directors so that, as nearly as may be considered convenient, the value of the Ordinary Shares to be allotted in lieu of any amount of dividend shall equal such amount. For such purpose the value of an Ordinary Share shall be the average of the middle market quotations of an Ordinary Share on the London Stock Exchange, as derived from the Daily Official List, on each of the first five business days on which the Ordinary Shares are quoted "ex" the relevant dividend. A certificate or report by the auditors as to the value of an Ordinary Share shall be conclusive evidence of that value.

130.5 If the Directors determine to offer such right of election on any occasion they shall give notice in writing to the ordinary shareholders of such right and shall issue forms of election and shall specify the procedures to be followed in order to exercise such right. Provided that they need not give such notice to a shareholder who has previously made, and has not revoked, an earlier election to receive Ordinary Shares in lieu of all future dividends, but instead shall send him a reminder that he has made such an election, indicating how that election may be revoked in time for the next dividend proposed to be paid.

130.6 On each occasion the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on Ordinary Shares in respect whereof the share election has been duly exercised and has not been revoked (the "elected Ordinary Shares"), and in lieu thereof additional shares (but not any fraction of a share) shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of additional Ordinary Shares to be allotted on that occasion on such basis and shall apply the same in paying up in full the appropriate number of unissued Ordinary Shares on such basis.

130.7 The additional Ordinary Shares so allotted on any occasion shall rank pari passu in all respects with the fully-paid Ordinary Shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend.

130.8 Article 129 shall apply (*mutatis mutandis*) to any capitalisation made pursuant to this Article.

130.9 No fraction of an Ordinary Share shall be allotted. The Directors may make such provision as they think fit for any factional entitlements including, without limitation, provision whereby, in whole or in part, the benefit thereof accrues to the Company and/or fractional entitlements are accrued and/or retained and in either case accumulated on behalf of any ordinary shareholder.

130.10 The Directors may on any occasion determine that rights of election shall not be made available to any ordinary shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

130.11 In relation to any particular proposed dividend the Directors may in their absolute discretion decide: (i) that shareholders shall not be entitled to make any election in respect thereof and that any election previously made shall not extend to such dividend; or (ii) at any time prior to the allotment of the Ordinary Shares which would otherwise be allotted in lieu thereof, that all elections to take shares in lieu of such dividend shall be treated as not applying to that dividend, and if so the dividend shall be paid in cash as if no elections had been made in respect of it.

ACCOUNTS

131. Accounting records

Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Registered Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

132. Copies of accounts for members

132.1 A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) or a summary of the same shall not less than 21 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles. Provided that this Article shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Statutes nor to more than one of joint holders nor to any person of whose address the Company is not aware, but any member

or debenture holder to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Registered Office.

132.2 To the extent permitted by the Statutes, documents referred to in this Article may be sent by electronic means or facsimile at the Directors' discretion.

132.3 Whenever a listing on the Official List of the UK Listing Authority for all or any of the shares or debentures of the Company for the time being shall be in force, there shall be forwarded to the appropriate officer of the UK Listing Authority, such number of copies of such documents as may for the time being be required under its regulations or practice.

AUDITORS

133. Validity of Auditor's acts

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

134. Auditor's right to attend General Meetings

An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

PROVISIONS FOR EMPLOYEES

135. Provisions for employees

The Directors may, by resolution, exercise any power conferred by the Statutes to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation, or the transfer to any person, of the whole, or part of, the undertaking of the Company or any such subsidiary undertaking.

NOTICES

136. Service of notices

136.1 Any notice or document (including a share certificate) may be served on or delivered to any member by the Company;

(i) personally; or

(ii) by sending it through the post in a prepaid cover addressed to such member at his registered address; or

(iii) by sending it in electronic form (except for share certificates) to a number or address notified by the member for that purposes; or

(iv) by publication on a website (except for share certificates) the address of which shall be notified to members in writing or by electronic means.

A member who (having no registered postal address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices shall not be entitled to receive notices personally or by post from the Company. In the case of

a member registered in an overseas branch register any such notice or document may be posted either in the United Kingdom or in the territory in which such overseas branch register is maintained.

136.2 Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form or electronic form and which is sent by pre-paid first class post and properly addressed shall be deemed to have been received by the intended recipient 24 hours after posting (or where second-class mail is employed, 48 hours), and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

136.3 Any notice, document or information which is sent or supplied by the Company by electronic means is deemed to have been received by the intended recipient at the time of transmission, provided that if the time of transmission was after 17.00 (London time) on any business day or at any time on a day that was not a business day, and in proving such receipt it shall be sufficient to show that such notice, document or information or information was properly addressed.

136.4 Any notice, document or information which is sent or supplied by the Company by means of a website shall be deemed to have been received by the intended recipient when the material was first made available on the website, or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

136.5 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

136.6 Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

136.7 Where a notice or other documents to be given or sent or supplied using electronic means has failed to be transmitted after three attempts then, the notice or other documents shall nevertheless be deemed to have been sent for the purposes of Article 136.4 and without prejudice to Article 136.5, that failure shall not invalidate any meeting or other proceeding to which the notice or documents relate. As soon as practicable and in any event within 48 hours of the original attempt a duplicate of the relevant notice or other documents shall be sent through the post to the member to his last known address for the service of notices.

137. **Joint holders**

Any notice given to that one of the joint holders of a share whose name stands first in the Register in respect of the share shall be sufficient notice to all the joint holders in their capacity as such. For such purpose a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices shall be disregarded.

138. **Deceased and bankrupt members**

A person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address within the United Kingdom for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the said member would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be

deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

139. **Overseas members**

A member who (having no registered address within the United Kingdom) has not supplied to the Company a postal address within the United Kingdom for the service of notices shall not be entitled to receive notices from the Company.

140. **Suspension of postal services**

If at any time by reason of suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a shareholders' meeting by notices sent through the post, such meeting may be convened by a notice advertised in at least one leading Scottish newspaper and one leading national newspaper in the United Kingdom and such notice shall be deemed to have been duly served on all members entitled thereto on the day when the advertisement appears (or first appears). In any such case the Company shall send confirmation copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

141. **Power to stop sending notices to untraced Shareholders**

If on three consecutive occasions notices have been sent in either or a combination of the following circumstances:

(a) through the post to any member at his registered address or his address for the service of notice but have been returned undelivered; or

(b) by electronic means to any member at his address notified to the Company for that purpose but have failed to be transmitted and duplicate notices sent through the post, pursuant to Article 136.7, have been returned undelivered,

such member shall not thereafter be entitled to receive notices or other documents from the Company until he shall have communicated to the Company and supplied in writing to the Registered Office a new registered address or address within the United Kingdom for the service of notices or, in so far as the Company intends to send any notice or other documents by electronic means and the member has consented to the giving or delivery of that notice or other documents by electronic means, an address for that purpose, or to the extent that paragraph (b) applies, a new address for that purpose.

142. **Statutory requirements as to notices**

Nothing in any of the preceding six Articles shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

WINDING UP

143. **Directors' power to petition**

The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

144. **Distribution of assets in specie**

If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the liquidator may, with the authority of a Special Resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class

or classes of property and may determine how such division shall be carried out as between the members or different classes of members regardless of any existing rights of the members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

DESTRUCTION OF DOCUMENTS

145. **Destruction of documents**

145.1 Subject to compliance with the Rules (as defined in the CREST Regulations) applicable to shares of the Company in uncertificated form, and subject to the Statutes the Company shall be entitled to destroy:

(a) all share certificates which have been cancelled, at any time after one year from the date of cancellation;

(b) all dividend mandates and notifications of change of name and address, at any time after 2 years from the date of their recording;

(c) all instruments of transfer or other documents for the transfer of shares which have been registered, at any time after 6 years from the date of registration;

(d) all paid dividend warrants and cheques, at any time after one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll, at any time after one year from the date of their use;

(f) all proxy appointments which have not been used for the purpose of a poll, at any time after one month from the date of the general meeting to which they relate; and

(g) any other documents on the basis of which any entry in the Register was made, at any time after 6 years from the date on which the relevant entry was made.

However, none of the time periods above apply if a copy of the relevant document (whether made electronically, by microfilm, by digital imaging or otherwise) has been made and is retained by the Company until the end of the relevant time period.

145.2 It is conclusively presumed in favour of the Company that:

(a) every entry in the Register purporting to have been made on the basis of a destroyed document was properly made;

(b) every destroyed instrument of transfer was a properly registered, valid and effective instrument;

(c) every destroyed share certificate was valid, effective and properly cancelled;

(d) every destroyed paid dividend warrant and cheque was duly paid; and

(e) every other destroyed document was valid and effective and in accordance with the particulars recorded in the books or records of the Company.

145.3 This Article only applies to documents destroyed in good faith and where the Company was not given express notice of any claim to which a document might be relevant. Nothing contained in this Article shall impose on the Company any liability in respect of any

documents destroyed earlier than the time set out in this Article or in any case where these conditions are not fulfilled.

145.4 References in this Article to the destruction of any document include references to its disposal in any manner.

INDEMNITY

146. Indemnity

146.1 Subject to the provisions of the Act, but without prejudice to any indemnity to which a Director may otherwise be entitled, every person who is or was at any time a Director or director of an Associated Company shall be indemnified out of the assets of the Company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company, provided that no such indemnity is (directly or indirectly) provided against any liability incurred by the director:

(a) to the Company or to any Associated Company;

(b) to pay:

(i) a fine imposed in criminal proceedings; or

(ii) a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising);

(c) in relation to a decision which has become final (in accordance with sections 234(4) and (5) of the Act):

(i) in defending any criminal proceedings in which he is convicted; or

(ii) in defending any civil proceedings brought by the Company or an Associated Company in which judgment is given against him; or

(iii) in connection with any application under any of the following provisions in which the court refuses to grant him relief:

(A) section 661(3) or 661(4) of the Act; or

(B) section 1157 of the Act.

146.2 Without prejudice to any indemnity to which such person may otherwise be entitled, every officer of the Company or of an Associated Company (other than a Director or a director of an Associated Company) shall be indemnified out of the assets of the Company against any liability, cost, loss, charge or expense incurred by him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted by him as an officer of the Company or of an Associated Company.

146.3 Without prejudice to Article 146.1 above the Company may purchase and maintain for any person who is or was at any time a Director or director of an Associated Company insurance against any liability which attaches to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company. The Company may also purchase and maintain insurance for or for the benefit of any person who is or was at any time an officer of the Company or of any Relevant Company (as defined in Article 146.5 below), other than a Director or a director of an Associated Company, or who is or was at any time a trustee of any pension fund or employees' shares scheme in which employees of any

Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company or any such pension fund or employees' share scheme.

146.4 The Directors may take independent professional advice at the Company's expense in relation to their duties as directors of any Relevant Company.

146.5 For the purpose of Articles 146.3 and 146.4 above "**Relevant Company**" shall mean the Company, any Associated Company or any other body, whether or not incorporated, in which the Company or any Associated Company or any of the predecessors of the Company or of any Associated Company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any Associated Company of the Company or of such other body.

147. Keyman insurance

The Directors shall have powers to purchase and maintain keyman insurance for the benefit of any Director or employee of any Relevant Company (as defined in Article 146.4 above).

In accordance with Section 31 of the Companies Act 2006.

CC04
Statement of company's objects



RECEIVED
2010 JUN 21 A 9:41

✓ What this form is for
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You cannot use this form to notify the change of any provision in articles different to objects.

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1 Company details

Company number	S C 0 8 9 8 3 9
Company name in full	Wolfson Microelectronics plc

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2 Company's objects [1]

The above company gives notice of the following changes to the company's objects: [2]

- ☐ addition to
- ☑ removal of
- ☐ alteration to

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A copy of the amending resolution and a copy of the revised articles must be sent within 15 days of the amendment taking effect.

[2] The amendment to the objects is not effective until entry of this form on the Register.

3 Signature

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CC04
Statement of company's objects



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Contact name: Jill Goldsmith

Company name: Wolfson Microelectronics plc

Address: Westfield House

26 Westfield Road

Post town: Edinburgh

County/Region:

Postcode: E H 1 1 2 Q B

Country: Scotland

DX:

Telephone: 0131 272 7000



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- ☑ The company name and number match the information held on the public Register.
- ☑ You have indicated in section 2 the extent of changes to the company's objects.
- ☑ You have signed the form.



Important information

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Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

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Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

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First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.



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RECEIVED
2010 JUN 21 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

17 June 2010

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.



Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1 Information notified to the Regulatory Information Service between 17 May 2010 and 16 June 2010 (inclusive)

- Notifications of transactions of a director and connected persons
- Notification of result of Annual General Meeting 2010
- Notification in relation to voting rights and capital
- Notifications of major interest in shares
- Block listing Application

2. Documents filed with Registrar of Companies for Scotland

- Resolutions passed at Annual General Meeting held on 20th May 2010
- New Articles of Association, as adopted by shareholders at Annual General Meeting held on 20th May 2010
- Form CC04 – Statement of company's objects

3. Documents submitted to the Financial Services Authority

- Resolutions passed at Annual General Meeting held on 20th May 2010 (same document as filed with Registrar of Companies for Scotland - see above)